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                            October 31, 2022

       Thomas George
       Chief Financial Officer
       Genesco Inc.
       535 Marriott Drive
       Nashville, TN 37214

                                                        Re: Genesco Inc.
                                                            Form 10-K for
Fiscal Year Ended January 29, 2022
                                                            Filed March 23,
2022
                                                            File No. 001-03083

       Dear Thomas George:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 29, 2022

       Notes to Consolidated Financial Statements
       Note 1 - Summary of Significant Accounting Policies
       Revenue Recognition, page 58

   1.                                                   Please consider
including disaggregated revenue by sales channel. In this regard, we note your disclosure on page
34 when discussing your annual results and the relative
                                                        increases/decreases to
be driven by your differing sales channels. We further note similar discussion in your
investor presentations of the impact on your financial results from increases/decreases to
sales at the sales channel level. Refer to ASC 606-10-55-89 through
                                                        91. Please revise or
advise accordingly.
 Thomas George
FirstName LastNameThomas George
Genesco Inc.
Comapany
October 31,NameGenesco
            2022       Inc.
October
Page 2 31, 2022 Page 2
FirstName LastName
Note 17 - Business Segment Information, page 83

2. Please tell us your consideration of providing revenue by geographic location pursuant to ASC 280-10-50-41(a) as it appears from your disclosure on page 6 that you may have significant revenue attributed to individual foreign countries.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-
3307 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services